[Letterhead of Pall Corporation]
May 16, 2007
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation Form 10-K for the fiscal year ended July 31, 2006 and Form 10-Q for the quarterly period ended January 31, 2007 File No. 1-4311
Dear Mr. Hartz,
I am responding to your letter dated May 3, 2007 concerning Pall Corporation’s (the “Company”) filings referenced above. Note that each number below corresponds to the number assigned each comment in your letter.
FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2006
Comment 1. Business — Industrial Group
We note your backlog disclosures relating to the segments within your industrial group. Please disclose in future filings the portion thereof reasonably expected to be filled within the current fiscal year in accordance with Item 101c(viii) of Regulation S-K.
Response:
In future filings commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2007, the disclosures will be revised to include an estimation of the portion of disclosed backlog reasonably expected to be filled during the next fiscal year.
Comment 2. Legal Proceedings — Ann Arbor, Michigan
Although we note that no damages are being sought in the proceeding involving the discharge permit, it is unclear whether the possible resulting changes to the discharge permit could materially impact your financial results. Please clarify.

Response:
A local resident and the City of Ann Arbor, Michigan filed petitions challenging the various aspects of the discharge permit which could have resulted in changes in the discharge permit. As disclosed in the Company’s Form 10-Q for the quarterly period ended January 31, 2007 in Part II. Item 1. Legal Proceedings, Ann Arbor, Michigan, the City of Ann Arbor’s petition was resolved under a November 20, 2006 Settlement Agreement and the local resident’s petition was resolved under a February 2, 2007 Settlement Agreement. Pursuant to those Agreements, the Administrative Law Judge entered an Order of Dismissal regarding the petitions on February 21, 2007 that did not result in any modifications to the Company’s discharge permit.
Comment 3. Management’s Discussion and Analysis — Results of Operations 2006 Compared to 2005
We read the factors that negatively contributed to your cost of sales during the fiscal year included training and incremental depreciation on assets to be retired, utilities, fuel related commodities, and stock compensation. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor where possible. Please refer to Item 303(a)(3) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.
Response:
In future filings, the impact of specific factors will be quantified when deemed to be individually material in accordance with Item 303(a)(3) of Regulation S-K and Release 33-8350.
Comment 4. Liquidity and Capital Resources
Expand your future filings to analyze and explain changes in your net cash provided by operating activities. See Section 4D of Release 33-8350.
Response:
In future filings, the Company will analyze and explain changes that are deemed to be material in accordance with the requirements of Sections 4B and 4D of Release 33-8350.
Comment 5. Liquidity and Capital Resources
Please revise future filings to disclose future interest payments in your contractual obligations table in accordance with Item 303(a)(5) of Regulation S-K. Please also disclose any assumptions you made to derive these amounts.

Response:
In future filings commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2007, future interest payments will be disclosed in the contractual obligations table along with the key assumptions used to derive those amounts in accordance with Item 303(a) (5) of Regulation S-K.
Comment 6. Accounting Policies and Related Matters — Revenue Recognition
Please tell us supplementally and revise to clarify in future filings when title and risk of loss have transferred to the customer. Also, describe the general nature of the contractual terms and how and when you recognize revenue as such terms are fulfilled.
Response:
Revenue is recognized when title and risk of loss have transferred to the customer and when contractual terms have been fulfilled. Transfer of title and risk of loss occurs when the product is delivered in accordance with the contractual shipping terms. In instances where contractual terms include a provision for customer acceptance, revenue is recognized when either (i) the Company has previously demonstrated that the product meets the specified criteria for contracts with acceptance provisions based on either seller or customer-specified objective criteria or (ii) upon formal acceptance received from the customer for contracts with acceptance provisions where the product has not been previously demonstrated to meet customer-specified objective criteria. Revenue for contracts which are accounted for under the percentage of completion method is based upon the ratio of costs incurred to date compared with estimated total costs to complete. The cumulative impact of revisions to total estimated costs is reflected in the period of the change, including anticipated losses.
Future filings commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2007 will be revised to include the clarification provided above.
Comment 7. Segment Information and Geographies — Geographies
If long-lived assets located in any individual foreign country are material, please revise future filings to separately disclose this information in accordance with paragraph 38(b) of SFAS 131.
Response:
In future filings commencing with the Company’s Form 10-K for the fiscal year ended July 31, 2007, long-lived assets located in any individual foreign country will be separately disclosed if deemed to be material in accordance with paragraph 38(b) of SFAS 131.

Comment 8. Exhibits 31.1 and 31.2
In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including the following:
•	Delete the officers’ title in the first line as they are signing the certification in a personal capacity.

•	Replace “annual report” and “quarterly report” with “report.”
Response:
In future filings commencing with the Company’s Form 10-Q for the quarterly period ended April 30, 2007, the Section 302 certifications will be revised accordingly.
FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2007
Comment 9. Condensed Consolidated Statements of Cash Flows
Tell us supplementally and revise future filings to clarify the nature of the $13,919 “Other” source of operating cash flow during the six months ended January 31, 2007.
Response:
The table below provides the detail for the $13,919 “Other” source of operating cash flow disclosed during the six months ended January 31, 2007.

Deferred income taxes	$13,118
Provision for doubtful accounts	1,891
Amortization of deferred revenue	(1,077)
Amortization of proceeds from termination of interest rate swaps	(13)

Total	$13,919

In future filings, the Company will evaluate the materiality and meaningfulness of separate disclosure with respect to “Other” source of operating cash flow.
Comment 10. Segment Information
We read that you have reorganized your business structure such that management has determined that the Company’s reportable segments, that are also it’s operating segments, consist of Life Sciences and Industrial.
•	Please briefly describe your new management structure to us, with a focus on how your segments are managed. Specifically identify your chief operating decision maker (CODM) and your segment managers as these terms are defined in SFAS 131.

•	Tell us how you determined that there are no operating segments below your Life Sciences and Industrial reportable segments. Your response should specifically address the lowest levels of discrete financial information contained in the reports that are viewed by your CODM to manage your business and assess performance of your segments.

•	Please provide us with representative copies of the reports that are regularly reviewed by your CODM.

•	If the reports viewed by your CODM do not present information below the business group level, please help us understand how your CODM is able to effectively manage the disparate businesses within Life Sciences and Industrial without more detailed information.
Response:
The Chief Operating Decision Maker (“CODM”) is the Chairman, Chief Executive Officer and President, Eric Krasnoff. He is responsible for establishing objectives, strategic as well as financial, for the Company as a whole and then establishing the related objectives for each of the two vertically integrated businesses, Life Sciences and Industrial, each of which have a President that reports to the CODM. In conjunction with the reorganization of the Company, two President positions were created and are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and strategic and business plans. Outlined below is a description of how the segments are managed:
Roberto Perez, as President of Life Sciences, is directly accountable for the results of this business and is the segment manager. He maintains regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for this business. His role is to actively manage his business to achieve the goals set by the CODM.
The Life Sciences business sells products into two markets: BioMedical (referred to as “Medical” in our extenal reporting) and BioPharmaceuticals. These markets have global sales and marketing leaders who report directly to the President of Life Sciences and have responsibility for the sales and marketing into these markets. These market leaders are supported by the full complement of business activities that are led by Life Sciences functional managers. For instance, there are a Life Sciences Operations Leader, R&D/Technology Leader and Group Financial Officer who report directly to the President of Life Sciences and are responsible for the global Life Sciences manufacturing/supply chain, R&D/Technology and finance functions, respectively. A Statement of Operating Profit for the Life Sciences line of business, which encompasses all manufacturing, SG&A and R&D, is prepared monthly. The CODM views the Life Sciences operating results in total to assess performance.
Donald Stevens, as President of Industrial, is directly accountable for the results of this business and is the segment manager. He maintains regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for this business. His role is to actively manage his business to achieve the goals set by the CODM.

The Industrial business is comprised of the Aerospace and Transportation, Microelectronics and General Industrial markets. Each of these markets has global sales and marketing leaders reporting directly to the President of Industrial, or his designee, who have responsibility for the sales and marketing into these markets. These market leaders are supported by the full complement of business activities that are led by Industrial functional managers. For instance, there are an Industrial Operations Leader, R&D/Technology Leader and Group Financial Officer who report directly to the President of Industrial and are responsible for the global Industrial manufacturing/supply chain, R&D/Technology and finance functions, respectively. Like Life Sciences, the Industrial President has full responsibility for this business (including sales/marketing, manufacturing and R&D). A Statement of Operating Profit for the Industrial line of business, which encompasses all manufacturing, SG&A and R&D, is prepared monthly. The CODM views the Industrial operating results in total to assess performance.
The CODM makes decisions regarding the allocation of capital resources to the two businesses and the Corporate group. Resource allocation decisions are made based upon opportunities for sales and profit growth as well as cost management objectives at the Life Sciences and Industrial businesses. During the annual budgeting and planning process, the CODM sets the financial objectives for Life Sciences and Industrial principally around sales and profit growth for each business. As expectations are set, the Presidents of Life Sciences and Industrial each requests the estimated resources necessary to meet targets set by the CODM. Those Plans form the foundation of how the businesses will allocate resources and construct the bottoms-up budget to achieve the objectives established by the CODM.
The CODM holds the Presidents of the two businesses responsible for growth and profit targets set for them during the budgeting process. The two segment Presidents have full control over how to use the resources allocated by the CODM and may use such resources for capital expenditures, research and development, increasing headcount or any other project to achieve targets set by the CODM.
The actual results of each business are the basis for determining incentive compensation for eligible employees within each business. The two business Presidents receive incentive compensation based on a combination of return on equity for Pall Corporation as a whole and the achievement of operating profit targets for their respective business as established during the budgeting process. For all other eligible employees, incentive compensation is determined on an individual basis by the respective business President based on a combination of return on equity for Pall Corporation as a whole and/or their applicable key performance indicators targets.
The specific, discrete financial reporting information furnished to the CODM each reporting period is the Pall Corporation Consolidated Statement of Earnings, Statement of Cash Flows and Balance Sheet and Statements of Operating Profit, comparing current period actual to prior year actual and current year budget, for Life Sciences, Industrial and Corporate. The Life Sciences and Industrial levels are the lowest level at which discrete financial information is viewed by the CODM, as well as the Board of Directors, to assess performance and allocate resources. The CODM also views a monthly Orders, Sales and Backlog report by market. The Company currently presents Sales by Market within the MD&A of the Forms 10-K and 10-Q with the objective of providing a greater level of transparency of growth opportunities to users of the Company’s published financial information. See Exhibit A for representative copies of the reports provided to the CODM.
Comment 11. Controls and Procedures
We note that your Chief Executive Officer and Chief Financial Officer concluded the Company’s disclosure controls and procedures “...are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” without defining disclosure controls and procedures consistent with your Form 10-K for the year ended July 31, 2006.
Response:
In future filings commencing with the Company’s Form 10-Q for the quarterly period ended April 30, 2007, the disclosure regarding disclosure controls and procedures will be revised to be consistent with the Company’s Form 10-K for the year ended July 31, 2006.
In connection with the above responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer and Treasurer

Exhibit A
Confidential Treatment Requested by Pall Corporation